September 15, 2025

Roberto R. Herencia
Chief Executive Officer
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, IL 60601

       Re: Byline Bancorp, Inc.
           Registration Statement on Form S-4
           Filed September 4, 2025
           File No. 333-290038
Dear Roberto R. Herencia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jennifer Durham King, Esq.